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                                                                   Exhibit 12(b)

       PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES, CONSOLIDATED

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Millions of Dollars)

                                                                     1999   1998   1997   1996   1995
                                                                     ----   ----   ----   ----   ----
Fixed charges, as defined:
  Interest on long-term debt.....................................    $205   $188   $195   $207   $213
  Interest on short-term debt and other interest.................      10     14     17     11     18
  Amortization of debt discount, expense and premium - net.......       5      2      2      2      2
  Interest on capital lease obligations
      Charged to expense.........................................       9      8      9     13     15
      Capitalized ...............................................       1      2      2      2      2
  Estimated interest component of operating rentals..............      19     18     15      8      8
  Proportionate share of fixed charges
    of 50-percent-or-less-owned persons .........................       1      1      1      1      1
                                                                     ----   ----   ----   ----   ----

          Total fixed charges....................................    $250   $233   $241   $244   $259
                                                                     ====   ====   ====   ====   ====

Earnings, as defined:
  Net income (a).................................................    $444   $409   $348   $357   $352
  Less undistributed income of less
    than 50-percent-owned persons................................      --     --     --     --     --
                                                                     ----   ----   ----   ----   ----
                                                                      444    409    348    357    352

Add (Deduct):
  Income taxes ..................................................     151    273    248    251    287
  Amortization of capitalized interest on capital leases.........       2      2      2      4      6
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations)................................     249    231    239    243    257
                                                                     ----   ----   ----   ----   ----

          Total earnings.........................................    $846   $915   $837   $855   $902
                                                                     ====   ====   ====   ====   ====

Ratio of earnings to fixed charges (b)...........................    3.38   3.93   3.47   3.50   3.48
                                                                     ====   ====   ====   ====   ====

(a)  1999 and 1998 net income excluding extraordinary items.
(b) Based on earnings excluding one-time adjustments, the ratio of earnings to fixed charges are: 1999, 3.09; 1998, 3.52; and 1995, 3.09.